Mail Stop 6010

May 22, 2007

Mr. Chris Waddick
Chief Financial Officer
Vasogen, Inc.
2505 Meadowvale Boulevard
Mississauga, Ontario, L5N 5S2, Canada

      Re: Vasogen, Inc.
              Amended Form 20-F for the Fiscal Year Ended November 30, 2006
              File No. 000-29350

Dear Mr. Waddick:

      We have completed our review of your Amended Form 20-F and related materials and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant